

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-Mail
Raymond Veldman
VP, Assistant General Counsel
SAIC Gemini, Inc.
1710 SAIC Drive
McLean, VA 22102

>   **Re: SAIC Gemini, Inc.**
>   **Form 10**
>   **Filed March 7, 2013**
>   **File No. 001-35832**

Dear Mr. Veldman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them. Tell us whether the form of solvency and tax opinions will be exhibits to the distribution agreement, as well as whether you otherwise plan to file those opinions. If you do not plan to file the solvency opinions, please provide their forms to us with your response.

Summary of the Spin-Off

Conditions to the Spin-Off, page 11

2.   Provide a cross reference to an appropriate section of the body of the Information Statement where you provide additional disclosure that summarizes the material

assumptions, limitations and conclusions of the solvency opinions, as well as the impact of those opinions in selecting the total debt level and the allocation of the indebtedness between SAIC, Inc. and New SAIC. Explain why and how the debt has been allocated between the companies. To the extent that the indebtedness levels of SAIC, Inc. or New SAIC are expected to vary materially from the historical debt levels, expand Management's Discussion and Analysis and other appropriate sections of the Information Statement such as Description of Material Indebtedness.

Risks Relating to Our Business, page 16

3.   Please continue to update your risk factor disclosures to reflect any known changes in the impact that sequestration cuts may have on your business, as well as changes in the status of the U.S. Government's continuing resolution as it relates to federal funding.

"The U.S. Government may terminate, cancel, modify or curtail any of our contracts…," page 20

4.   Provide a brief summary of the extent to which the Government has terminated, canceled, modified or curtailed your contracts in recent periods, and summarize any material impacts in quantitative as well as qualitative terms. In the Business section discussion of your Government contracts, provide a materially complete discussion of your historical experience with renegotiation or modification of the U.S. Government and the effects of such events on you. We refer you to Item 101(c)(ix) of Regulation S-K.

Unaudited Pro Forma Combined Financial Statements, page 46

5.   We note that your unaudited pro forma combined financial statements give effect to the incurrence of indebtedness and a distribution to Parent. Please tell us when you expect the approvals and agreements relating to these transactions to be finalized. Also, please confirm that you plan to only include pro forma adjustments for these transactions to the extent all of the agreements have been finalized. Otherwise, please tell us why you consider these adjustments to be factually supportable.

6.   We note that your unaudited pro forma combined financial statements give effect to the transactions contemplated by the Distribution Agreement and related separation agreements. Please clarify your disclosure to describe which transactions will be reflected in your pro forma adjustments. In your response, please clarify whether you will include adjustments related to: 1) the transfer of assets and the assumption of liabilities included in the Distribution Agreement disclosed on page 100; 2) employment, compensation and benefits arrangements included in the Employee Matters Agreement disclosed on page 101; and 3) fees related to transition services provided by the Parent under the Transition Services Agreement disclosed on page 101. Also, please tell us the factors you considered in determining whether to include these adjustments and specifically address how you applied the guidance in Article 11-02(b)(6) of Regulation S-X.

7.   We will need sufficient time to process your amendments once your pro forma adjustments are finalized and the dollar amounts are known and we may have further comments at such time.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

8.   Please update your disclosure to reflect the terms of the debt once finalized. To the extent that the relevant terms of such facilities are known, although not yet finalized, please provide the material terms including amounts available, related interest rates, maturity dates, collateral requirements, and any other material terms believed to be beneficial.

Goodwill and Intangible Assets Impairment, page 61

9.   We note that you face uncertainty in your business environment due to the substantial fiscal and economic challenges facing the U.S. Government, your primary customer and that adverse changes in fiscal and economic conditions, such as the implementation of sequestration, could result in an impairment of goodwill. Please clarify the reporting units you have identified for purposes of goodwill impairment testing. Further, to the extent that your reporting units' estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

*   the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
*   discuss the degree of uncertainty associated with the key assumptions; and
*   describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Lastly, please tell us if you have identified any indicators of impairment or changes in fair value subsequent to the most recent balance sheet date and what consideration you gave to disclosing these factors.

Properties, page 73

10.   Please clarify in your Information Statement whether the leased and owned properties described are currently shared with other business units of SAIC, Inc. and what the expectation is for the use of those properties after the separation. For example, please clarify whether the leases will be assigned to New SAIC, subleased from SAIC, Inc. or whether there is another arrangement currently contemplated.

Management, page 76

11.   Please provide Mr. Keenan's current position with SAIC, Inc.

Executive Compensation

Compensation Discussion and Analysis, page 80

12.   We note the several "Going Forward" sections in your Compensation Discussion and Analysis. Please advise whether New SAIC has developed any more specific plans or arrangements relating to the prospective compensation of its executives and if so, please disclose such plans. If not, please advise on when it is expected that such plans will be finalized.

Certain Relationships and Related Party Transactions, page 100

13.   Please ensure that the material rights and obligations of New SAIC and its affiliates under the agreements discussed in this section are described in a materially complete manner. Eliminate the phrase "in their entirety" from the final sentence of the first paragraph of this section. We may have specific comments concerning the descriptions of the related party agreements once they have been filed.

14.   We note your disclosure on page 78 that it is anticipated that your Ethics and Corporate Responsibility Committee will be responsible for reviewing and assessing any policies and procedures related to related party transactions. Please provide the disclosure required by Item 404(b) of Regulation S-K as it applies to New SAIC in the Certain Relationships and Related Party Transactions section of the Information Statement.

Notes to Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation, page F-7

15.   We note your disclosure that the combined balance sheets of the company include certain Parent assets and liabilities that are specifically identifiable or otherwise attributable to the company and will be transferred to the company in connection with the separation. Please tell us how the exclusion of assets and liabilities that will not be transferred to the company in connection with the separation results in a presentation that is representative of the company as if it had operated on a stand-alone basis. In this regard, please explain further how you determined that your business represents a discrete portion of Parent's overall business.

Note 3. Goodwill and Intangible Assets, page F-15

16.   Please tell us how you determined the amount of goodwill and intangibles to attribute to the company. Please clarify your disclosures accordingly. Also, please clarify whether you adopted the guidance in ASU 2011-08 on February 1, 2012 and if so, tell us how this guidance is reflected in your current policy footnote disclosures.

Note 8. Leases, page F-24

17.   We note that the company occupies most of its facilities under operating leases. Please clarify whether the rental expense and the future minimum lease commitments that you disclose are allocated expenses and, if so, describe how such amounts were determined.

Note 10. Business Segment Information, page F-25

18.   We note that your two operating segments, technical and engineering services and enterprise IT services, are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria in ASC 280. Please explain further how you applied the factors in ASC 280-10-50-22 in making this determination. Also, please tell us how these operating segments have previously been reflected in the reporting segments in the Parent's financial statements and explain any differences in presentation between the Parent's financial statements and your financial statements.

Note 11. Legal Proceedings

General, page F-25

19.   We note the disclosure of legal proceedings relating to Data Privacy Litigation, Derivative & Securities Litigation, Greek Government Contract and Nuclear Regulatory Commission in the Parent's Form 10-K for the year ended January 31 2013. Please tell us what consideration you gave to whether any liabilities or contingent liabilities relating to these matters are attributable to the company, and to including any related liabilities or disclosures in these financial statements.

Timekeeping Contract with City of New York, page F-25

20.   We note the disclosure in the Parent's Form 10-K for the year ended January 31, 2013 that in March 2012, Parent reached a settlement with the U.S. Attorney's Office and the City of New York relating to the CityTime investigation, whereby Parent paid approximately $500 million. Please tell us if any settlement expenses relating to this matter are recorded in the company's financial statements and explain the factors you considered in making this determination.

21.   We note that communications with relevant government agencies concerning your specific obligations relating to the deferred prosecution agreement with the U.S. Attorney's Office for the Southern District of New York and the administrative agreement with the U.S. Army are expected to be completed prior to separation. Please update your disclosure to reflect your specific obligations under these agreements once completed.

National Center for Critical Information Processing and Storage Contract, page F-26

22.   We note that in September 2011, Parent and the U.S. Department of Justice settled the matter relating to the National Center of Critical Information Processing and Storage Contract for $25 million. We further note from your disclosures on page 57 that you recorded an expense of $22 million related to this matter. Please revise your footnote disclosures to indicate the amount of expense recorded related to this matter and tell us how you determined such amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact me, at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        Paul Greiner